

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2011

<u>Via U.S. Mail and Facsimile</u>

Martin S. Smiley
Chief Financial Officer and General Counsel
mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, CT 06854-1711

> **Re: mPhase Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Correspondence dated March 28, 2011**
> **File No. 000-30202**

Dear Mr. Smiley:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Background, page 11</u>

1.   In your table on page 15, please update the entry in the first row labeled "Amount Convertible for Funding Received through January 25, 2011."

<u>Reasons for and Effects of the Proposal, page 12</u>

2.   Refer to the last three paragraphs on page 14. From your Form 8-K filed March 24, 2011, we note that you may not be requiring JMJ to satisfy its obligations under the secured note. This appears to reflect a change from the last sentence in response 10 in your letter dated December 3, 2010. Please provide us your analysis of whether this development raises additional issues regarding the

propriety of reliance on the tacking provisions of Rule 144(d)(2) in connection with your transactions with JMJ.

Convertible Debentures…, page 15

3.   We note that exhibit 99.1 to the Form 8-K filed March 24, 2011 does not include exhibit A. Please file a complete exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief